1111 South Arroyo Parkway Pasadena, CA 91105 Tel: 626-578-3500

March 3, 2011

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549-4631

Re:	Your Letter Dated February 2, 2011 Regarding
Jacobs Engineering Group Inc. (File No. 1-7463)
Definitive Proxy Statement on Schedule 14A

Dear Mr. Decker:

Thank you for your letter of February 2, 2011. Jacobs Engineering Group Inc. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. We appreciate Staff’s comments as well as the opportunity this process provides to improve the content of our public filings.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s Definitive Proxy Statement, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We provide the following responses to Staff’s comments. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in your letter. Staff’s comments are presented first in italicized text with our responses immediately following.

General

1.	In future filings please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the HR&C Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the HR&C Committee’s decisions with respect to other allocated or contemplated awards.

RESPONSE:

In future filings, the Company will provide disclosure that addresses how each compensation component and the decisions regarding these elements fit into the Company’s overall compensation objectives and affect decisions regarding other elements. In addition, the Company will provide, to the extent material, quantitative and qualitative disclosure as appropriate of the analyses underlying the decisions of the Human Resource & Compensation Committee (“HR&C Committee”) to make specific compensation awards. The Company will also explain and place in context how the HR&C Committee considered each element of compensation and why determinations with respect to one element may or may not have influenced the HR&C Committee’s decisions with respect to the other allocated or contemplated awards.

Incentive Compensation, page 31

2.	In future filings, please clearly identify all specific items of corporate performance that you consider in setting compensation policies and making compensation decisions. Disclose all previously established goals and discuss how the compensation awarded reflects those goals. For example, with respect to the Incentive Bonus Plan, disclose the hurdle rate and specifically describe how pre-tax, pre-bonus earnings contributed to the earnings floor. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on the Commission’s website at http://www.sec.gov.

RESPONSE:

In future filings, the Company will identify the specific items of corporate performance that are considered in setting compensation policies and making compensation decisions unless, in the future, we change such metrics from those currently in effect to immaterial metrics or metrics the disclosure of which would result in competitive harm. Consistent with the foregoing, the Company will disclose in future filings the hurdle rate with respect to the Company’s Incentive Bonus Plan and will describe how pre-tax, pre-bonus earnings contributed to the earnings floor.

3.	In future filings, please disclose the actual amounts contained in the bonus pool.

RESPONSE:

In future filings, the Company will disclose the actual amounts contained in the bonus pool unless, in the future, we change the methodology used to calculate such bonus pool and disclosure thereof would result in competitive harm.

4.	We note that the HR&C Committee approved Incentive Bonus Plan awards at approximately 58% of base salary and that the bonus pool is allocated to participants based upon the ratio of the participant’s salary weighted using one of six designated factors… to the aggregate weighted salaries of all participants. In future filings, please provide a materially complete description of the correlation between performance under the Incentive Bonus Plan and the payouts actually made to each of your named executive officers. Please understand that discussion of the various items of corporate and individual performance that were considered by the HR&C Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation. For each named executive officer state the factors that you considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Committee determined that the levels of compensation were appropriate in light of the factors considered.

RESPONSE:

In future filings, the Company will provide a description of the relationship between performance under the Incentive Bonus Plan and the payouts actually made to each of its named executive officers. In addition, in future filings, the Company’s disclosure of the various items of corporate and individual performance that were considered by the HR&C Committee will be accompanied, to the extent material, by a qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation. In future filings, the Company will state, for each named executive officer, the material factors that were considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Committee determined that the levels of compensation were appropriate in light of the factors considered.

Equity-based Compensation, p. 33

5.	Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why the actual amounts you awarded for these forms of compensation were appropriate under the circumstances. Although you state that your 2010 equity awards were based upon competitive data, retention strategy, and alignment with shareholders, your disclosure does not meaningfully explain how the HR&C Committee determined the amounts of stock options and restricted stock awarded to each of the named executive officers. In future filings, please provide an analysis of the reasons why the actual amounts of stock options and restricted stock awarded to each named executive officer were appropriate under the circumstances and in light of the factors considered.

RESPONSE:

In future filings, the Company will provide an analysis of the reasons why the actual amounts of stock options and restricted stock awarded to each named executive officer were appropriate under the circumstances and in light of the factors considered.

2010 Grants of Plan-Based Awards, p. 37

6.	Please explain to us why you have not disclosed any amounts in the “Threshold” and “Maximum” columns pursuant to Item 402(d)(2)(iii) of Regulation S-K.

RESPONSE:

The Company’s Incentive Bonus Plan currently has a threshold amount of zero and no maximum payment. As a result, in accordance with Item 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, we will include a footnote in future filings stating that there are no thresholds or maximums.

Certain Relationships and Related Transactions, p. 46

7.	With a view toward future disclosure, tell us the name of the executive officer and the name of the executive officer’s spouse who was an employee during fiscal 2010. See Item 404(a)(1) of Regulation S-K.

RESPONSE:

Mr. Robert Matha is the executive officer, and Ms. Ann Matha is the executive officer’s spouse. The Company will include this information in future filings provided that Mr. Matha remains an executive officer and both Mr. and Ms. Matha remain employees.

We hope this response has addressed all of Staff’s comments. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

JACOBS ENGINEERING GROUP INC.

By:/s/ John W. Prosser, Jr.

    John W. Prosser, Jr.

    Executive Vice President

    Finance and Administration

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